EXX
EXX
EXX - Exxaro Resources Limited - Dealings by a director of a major subsidiary
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF EXXARO IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that a director of a major subsidiary of Exxaro has exercised and traded shares, after having received clearance to do so in terms of the JSE Listings Requirements 3.66.

[redacted]

Name of director:	R Smit
Date of transaction:	2 June 2008
Class of securities:	Ordinary
Nature of transaction:	Options exercised and sold
Nature of interest:	Beneficial
Option grant date:	1 November 2002
Option strike price:	R10.76
Number of shares:	2,020
Price per share:	R154.80
Option grant date:	16 March 2004
Option strike price:	R12.90
Number of shares:	750
Price per share:	R154.52
Number of shares:	980
Price per share:	R154.80
Option grant date:	3 January 2005
Option strike price:	R13.72
Number of shares:	1,440
Price per share:	R153.90
Number of shares:	3,000
Price per share:	R154.50
Number of shares:	1,250
Price per share:	R154.52
Option grant date:	22 April 2005
Option strike price:	R19.62
Number of shares:	3,350
Price per share:	R153.50
Number of shares:	560
Price per share:	R153.90

3 June 2008
MS VILJOEN
COMPANY SECRETARY
Sponsor
JPMorgan

Date: 03/06/2008 14:17:01 Produced by the JSE SENS Department.

EXX
EXX
EXX - Exxaro Resources Limited - Joint Exxaro / PE Minerals News Release
Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

JOINT EXXARO / PE MINERALS NEWS RELEASE

Exxaro and PE Minerals initiative leads to increased Namibian ownership of Rosh Pinah mine

Diversified South African-based resources company Exxaro Resources (Exxaro), the Rosh Pinah Zinc Corporation (Pty) Limited (Rosh Pinah) and the Namibian empowerment company PE Minerals today announced that Exxaro has divested a 43,8% interest in Rosh Pinah to Namibian shareholder groupings. This effectively reduces Exxaro`s shareholding in Rosh Pinah to 50,04%, with 49,96% held by Namibian shareholders.

Exxaro will continue to manage the Rosh Pinah mine in south-western Namibia in terms of a management agreement. Together with Exxaro`s Zincor refinery in Gauteng which it supplies with zinc concentrate, Rosh Pinah mine is part of one of few integrated zinc mining and refinery operations in the world.

In the 2007 financial year Rosh Pinah and Zincor produced 95kt of zinc concentrate and 101kt of zinc metal respectively.

The Namibianisation transaction follows an agreement between Rosh Pinah, shareholder PE Minerals, the Namibian government and Exxaro`s predecessor, Iscor Limited, in terms of which the parties agreed to sell a 50% interest in Rosh Pinah to Namibian citizens. Prior to today`s transaction, the shareholding of Exxaro in Rosh Pinah was 93,9%, with PE Minerals holding 6,1%.

Speaking at the announcement in Windhoek today, Exxaro`s chief executive officer, Sipho Nkosi, said: "Since our listing in 2007 we have fully supported the obligations Exxaro assumed from its predecessors Iscor and, in turn, Kumba Resources. However, it was only when buoyant zinc commodity prices improved substantially from mid-2006 that the parties were able to develop a bankable financial structure to support the transaction, bringing us to today`s reality."

Chairman of Rosh Pinah Zinc Corporation (Pty) Limited and Exxaro`s chief financial officer, Dirk van Staden, added: "This announcement marks the culmination of many months of work overseen by the Rosh Pinah board, banks, legal experts and the respective teams from Exxaro and PE Minerals. The deal involves a major employer in and contributor to the Namibian economy and adds significant value to a range of stakeholders including the people of the country."

Chairman of PE Minerals, Aaron Mushimba, said: "This private sector initiative between Exxaro, PE Minerals and Rosh Pinah shows a unified commitment to social responsibility and empowerment of Namibians during tough economic times. Although commodity prices have improved significantly and mines are performing better, the financiers of this transaction would not have felt comfortable to finance it without the political stability created by the Namibian government. The shareholder base has been widened significantly among Namibians, including the workforce at Rosh Pinah."

Together with Exxaro, the transaction was facilitated by PE Minerals, the holder of the mineral rights for Rosh Pinah, which was tasked to evaluate and consider appropriate beneficiaries of the transaction, obtain Namibian government approval of new shareholders, and negotiate and structure the transaction on behalf of Namibian shareholders.

The new Namibian shareholders are represented by the company, Jaguar, consisting of a broad-based range of shareholders. Beneficiaries through Jaguar range from traditional authorities, communities and individuals including employees.

The shareholders have agreed to form an employee empowerment participation scheme in terms of which qualifying employees at Rosh Pinah will be entitled to

3% of the future dividends declared by Rosh Pinah. In terms of the agreement Exxaro, PE Minerals and Jaguar will each donate a proportionate number of shares to form a trust through which the employee empowerment participation scheme will be administered.

Once the shares have been taken up by the trust the final shareholding in Rosh Pinah will be:

* Exxaro	50,04%
* PE Minerals Namibia	8,00%
* Jaguar	38,99%
* Employee Empowerment Participation Scheme	2,97%

The transaction steps include:

Capital structure:

* Rosh Pinah will declare a dividend of R435 million to its existing shareholders (Exxaro R408 million and PE Minerals R27 million) from its cash resources.
* Shareholder loans of R80 million (Exxaro R75 million and PE Minerals R5 million) will be made to Rosh Pinah.
* Rosh Pinah has procured committed working capital facilities with no recourse to its shareholders to the value of R300 million from ABSA Bank Ltd and Standard Bank of Namibia Ltd.
* To accommodate the capital structure 60% of Rosh Pinah`s zinc and lead price exposure for 42 months will be hedged. A total of 47% has been hedged to date.

Share transactions:

Through a combination of share transfers and new issues Namibian ownership of 49,96% in the shareholding of Rosh Pinah is effected.

This announcement is not required in terms of the JSE Listings Requirements but has been published for information purposes only.

Ends

Editor`s Note:

Exxaro:

Exxaro is one of the largest South African-based diversified resources groups, with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. In November 2006 Kumba Resources was unbundled in terms of which its iron ore assets were re-listed on the JSE Limited as Kumba Iron Ore, and its non-iron ore assets were merged with the coal assets of Eyesizwe Coal and re-listed as Exxaro. www.exxaro.com

PE Minerals:

PE Minerals, one of the first Namibian empowerment companies, is the holder of the mineral rights for Rosh Pinah Zinc Corporation (Pty) Ltd, a zinc and lead mine at Rosh Pinah Town. After implementation of the transaction it will hold an eight percent shareholding in the Rosh Pinah mine. PE Minerals has been active in promoting and initiating empowerment projects in Namibia in various fields of operation and is proud to be involved with Exxaro in this initiative whereby Namibian entities have increased their overall shareholding in Rosh Pinah Zinc Corporation to 49,96%.

Rosh Pinah Zinc Corporation (Pty) Limited:

Rosh Pinah Zinc Corporation (Pty) Ltd is a subsidiary of Exxaro Base Metals (Namibia) (Pty) Limited and owns the Rosh Pinah zinc/lead mine.

Exxaro Base Metals (Pty) Limited:

Exxaro Base Metals (Pty) Limited is a subsidiary of Exxaro Resources Limited and owns the Zincor refinery.

Enquiries:

Exxaro
Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
PE Minerals
Kahoo Kandjoze
PA to the Coordinator
Tel: +264 (0) 61 240 956
Fax: +264 (0) 61 240 941

Sponsor: J.P.Morgan Equities
Date: 09/06/2008 13:00:01 Produced by the JSE SENS Department.

END